Exhibit 17.2

Elandia Board of Directors	October 30th, 2006

To: David Levine

Re: Resignation without prejudice

Dear David,

As we come to one more chapter in the Elandia Company, I would like to depart with a few comments to the Board of Directors.

Pursuant to my resignation on the merits and non merits and during our discussions where the pro’s and con’s were exhaustively non-persuasive, you made it perfectly clear that if I did not resign and in order to preserve my good name and integrity and while having done nothing to justify my potential removal from the Board, I tender my resignation from the Board herewith reluctantly and effective immediately under duress.

I would like to stress that I regret bringing the Ahkoys and their family and group into these mergers. I see that the Plan of Arrangement that we entered into was merely a piece of paper and was never intended to be honored by Stanford. My short tenure on the board was all for getting the company up and running and see value for the shareholders, synergy and cohesiveness on the Board and I am sorry that Stanford’s agenda is not the same and that they do not recognize this as well as yourself. Unfortunately family and friends have been divided and separated. All of this could have been completely avoided if Stanford and Board members would have just listened to other Board members and management. I am truly sorry for the way the Ahkoys have been dealt with from the Board level, management, valuations, and representations.

I sincerely desire to see the success for all shareholders as well as see management supported.

Sincerely,

S.D.“Trip” Camper III